SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. – Relevant matter – Resolution of the Secretary of Commerce regarding the acquisition of the 68% of the ordinary shares of Sofora Telecomunicaciones S.A.

FREE TRANSLATION

Buenos Aires, November 25, 2016

Comisión Nacional de Valores

RE.: Telecom Argentina S.A. – Resolution of the Secretary of Commerce regarding the acquisition of the 68% of the ordinary shares of Sofora Telecomunicaciones S.A.

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), continuing with the information presented to this Argentine Securities & Exchange Commission or the Comisión Nacional de Valores and to the Buenos Aires Stock Exchange or Bolsa de Comercio de Buenos Aires, on March 8, 2016 related to the acquisition performed by Fintech Telecom, LLC (‘Fintech’) of the controlling interest in Sofora Telecomunicaciones S.A. (‘Sofora’), indirect controller of the Company.

In this regard, we inform you that today Fintech has communicated to the Company that it was notified by Resolution No. 356/2016 of the Secretary of Commerce of the Ministry of Production, pursuant to which the operation of economic concentration, consisting of the acquisition by Fintech of the 68% of the ordinary shares of Sofora, was authorized.

We hereby attach a copy of the letter sent by Fintech.

Sincerely,

Andrea Cerdan,
Attorney in fact

City of Buenos Aires, November 25, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Approval of the acquisition of the 68% of Sofora Telecomunicaciones S.A.

Dear Sirs,

I am writing to you as Attorney-in-fact of Fintech Telecom, LLC (‘Fintech’), in order to inform you that we have been notified about Resolution No. 356/2016 of the Secretary of Commerce of the Ministry of Production, pursuant to which the operation of economic concentration, consisting of the acquisition of the 68% of the ordinary shares issued by Sofora Telecomunicaciones S.A., was authorized, according to what is established in subsection a) of Section 13 of Law No. 25,156.

Sincerely,

Carolina Curzi

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	November 25, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations